Exhibit 99.1

May 8, 2019 FRENCH OFFICIAL LEGAL ANNOUNCEMENT PUBLICATION «BALO» Bulletin N°55

This document has been translated in English for information only. In the event of any differences between the French text and the English text, the French language version shall supersede.

SHAREHOLDERS' AND UNITHOLDERS' MEETINGS

GENFIT

French public limited company (Société Anonyme)
governed by a Board of Directors
with share capital of 9,707,855.25 euros
Registered Office: 885 avenue Eugène Avinée, 59120 Loos
424 341 907 R.C.S. Lille Métropole

(the “Company”)

Notice of meeting serving as convocation

Ladies and Gentlemen, the fellow shareholders of GENFIT are convened to attend an Ordinary Shareholders’ Meeting at the Faculty of Pharmaceutical and Biological Sciences of Lille, located Parc Eurasanté, 3 rue du Professeur Laguesse in Lille (59000), on June 13, 2019 at 2:30 pm, to deliberate on the following agenda:

AGENDA

Ordinary Shareholders’ Meeting

-	Presentation of the Board of Directors’ management report on the Company's activities and on the financial statements for the year ended on December 31, 2018 and the Statutory Auditors' general report on the accounts for the year ended on December 31, 2018;

-	Presentation of the consolidated management report by the Board of Directors, and reading of the Statutory Auditors' general report on the consolidated financial statements for the year ended on December 31, 2018;

-	Presentation of the Board of Directors’ corporate governance report;

-	Approval of the annual financial statements for the year ended on December 31, 2018 (Resolution n°1);

-	Approval of the consolidated annual financial statements for the year ended on December 31, 2018 (Resolution n°2);

-	Allocation of the results for the year ended on December 31, 2018 (Resolution n°3);

-	Reading of the Statutory Auditors' special report on the regulated agreements within the meaning of article L.225-38 et seq of the French Code de commerce and approval of the regulated agreements referred to in the Statutory Auditors' special report (Resolutions n°4-11);

-	Reading of the Board of Directors’ special report on the options to subscribe or purchase Company’s shares in accordance with article L. 225-184 of the French Code de commerce;

-	Reading of the Board of Directors’ special report on the granting of free shares in accordance with article L. 225-197-4 of the French Code de commerce;

-	Reading of the table summarizing the delegations of authority and powers granted by the Shareholders’ Meeting to the Board of Directors in respect of capital increases, in accordance with articles L. 225-129-1 et seq. of the French Code de commerce;

-	Reading of the Board of Directors’ supplemental report on the use of delegations of powers granted by the Shareholders’ Meeting, in accordance with article R. 225-116 of the French Code de commerce;

-	Determination of attendance fees to be allocated to members of the Board of Directors (Resolution n°12);

-	Approval of the fixed, variable and extraordinary components of overall compensation and benefits of all kind that may be paid or granted and paid or granted to Jean-François MOUNEY, President and Chief Executive Officer for the 2018 financial year (Resolution n°13);

-	Approval of principles and criteria for determining, allocating and granting of the fixed, variable and extraordinary components of overall compensation and benefits of all kind that may be granted to the President and Chief Executive Officer for the 2019 fiscal year (Resolution n°14);

-	Powers to carry out formalities (Resolution n°15).

DRAFT RESOLUTIONS

Ordinary Shareholders’ Meeting

First Resolution - Approval of the annual financial statements for the year ended on December 31, 2018

The Shareholders’ Meeting, deciding under the quorum and majority requirements for shareholders’ meetings, having reviewed the Board of Directors report, and on the Company's annual financial statements and having reviewed the Statutory Auditors' report for the year ended on December 31, 2018, approves such financial statements as presented prepared according to French standards and in accordance with the French Code de commerce , which show a net loss of (75,733,978) euros.

The Shareholders’ Meeting also approves the operations reflected in these annual financial statements or summarized in these reports.

Under articles 223 quater and 223 quinquies of the French Code général des impôts, the Shareholders’ Meeting notes that there are no expenditures or charges deductible from the Company's taxable income as referred to in article 39.4 of the French Code général des impôts.

After having deliberated on this matter, the Shareholders’ Meeting gives to the members of the Board of Directors and the Statutory Auditors, full and unconditional discharge from their duties for said year.

Second Resolution - Approval of the consolidated financial statements for the year ended on December 31, 2018

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, having reviewed the Board of Directors report, and having reviewed the Statutory Auditors' report for the year ended on December 31, 2018, approves such consolidated annual financial statements as presented, prepared according to the new standards and amendments to the international financial reporting standards and the IFRS accounting standards, which show a loss of (79,520,572) euros, as well as the operations reflected in these statements or summarized in these reports.

After having deliberated on this matter, the Shareholders’ Meeting gives to the members Board of Directors and to the Statutory Auditors, full and unconditional discharge from their duties for said year.

Third Resolution - Allocation of the results for the year ended on December 31, 2018

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, approves the proposal of the Board of Directors regarding the allocation of the results for the financial year 2018 and thus decides to allocate the loss for the year ended on December 31, 2018 as follows:

ORIGIN
Deficit for the year ended on December 31, 2018	€(75,733,978)

ALLOCATION
Allocation to the item "Retained earnings",
For a total of	€(75,733,978)

This thus brings the retained earnings from € (165,857,461) to €(241,591,439)

The Shareholders’ Meeting acknowledges, in accordance with article 243 bis of the French Code général des impôts, that so far there has been no distribution of dividends during the previous three financial years.

Fourth Resolution – Special report of the Statutory Auditors on regulated agreements – Agreement previously authorized and entered into and which the execution continued during the fiscal year

After having deliberated on this matter, the Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings and, having reviewed the report prepared by the Statutory Auditors pursuant to articles L.225-38 and L.225-40 of the French Code de commerce, on the agreement authorized and previously entered into and for which performance continued during the course of the previous financial year, approves the report relating to the agreement.

Fifth Resolution - Special report of the Statutory Auditors on regulated agreements – Agreement entered into between the Company and Mr. Jean-François Mouney, Chairman and Chief Executive Office of the Company

The Shareholders’ Meeting, acting in accordance with the quorum and majority requirements for ordinary shareholders’ meetings, having reviewed the Statutory Auditors’ report prepared in accordance with articles L.225-38 and L. 225-40 of the French Code de commerce regarding the agreement entered into between the Company and Mr. Jean-François Mouney, approves this report as it regards this agreement. .

Sixth Resolution - Special report of the Statutory Auditors on regulated agreements – Agreement entered into between the Company and Mr. Xavier Guille des Buttes

The Shareholders’ Meeting, acting in accordance with the quorum and majority requirements for ordinary shareholders’ meetings, having reviewed the Statutory Auditors’ report prepared in accordance with articles L.225-38 and L. 225-40 of the French Code de commerce regarding the agreement entered into between the Company and Mr. Xavier Guille des Buttes, approves this report as it regards this agreement.

Seventh Resolution - Special report of the Statutory Auditors on regulated agreements – Agreement entered into between the Company and Biotech Avenir

The Shareholders’ Meeting, acting in accordance with the quorum and majority requirements for ordinary shareholders’ meetings, having reviewed the Statutory Auditors’ report prepared in accordance with articles L.225-38 and L. 225-40 of the French Code de commerce regarding the agreement entered into between the Company and Biotech Avenir, approves this report as it regards this agreement.

Eighth Resolution - Special report of the Statutory Auditors on regulated agreements – Agreement entered into between the Company and Mr. Frédéric Desdouits,

The Shareholders’ Meeting, acting in accordance with the quorum and majority requirements for ordinary shareholders’ meetings, having reviewed the Statutory Auditors’ report prepared in accordance with articles L.225-38 and L. 225-40 of the French Code de commerce regarding the agreement entered into between the Company and Mr. Frédéric Desdouits Mouney, approves this report as it regards this agreement.

Ninth Resolution - Special report of the Statutory Auditors on regulated agreements – Agreement entered into between the Company and Ms. Catherine Larue

The Shareholders’ Meeting, acting in accordance with the quorum and majority requirements for ordinary shareholders’ meetings, having reviewed the Statutory Auditors’ report prepared in accordance with articles L.225-38 and L. 225-40 of the French Code de commerce regarding the agreement entered into between the Company and Ms. Catherine Larue, approves this report as it regards this agreement.

Tenth Resolution - Special report of the Statutory Auditors on regulated agreements – Agreement entered into between the Company and Ms. Anne-Hélène Monsellato

The Shareholders’ Meeting, acting in accordance with the quorum and majority requirements for ordinary shareholders’ meetings, having reviewed the Statutory Auditors’ report prepared in accordance with articles L.225-38 and L. 225-40 of the French Code de commerce regarding the agreement entered into between the Company and Ms. Anne-Hélène Monsellato, approves this report as it regards this agreement.

Eleventh Resolution - Special report of the Statutory Auditors on regulated agreements – Agreement entered into between the Company and Mr. Philippe Moons

The Shareholders’ Meeting, acting in accordance with the quorum and majority requirements for ordinary shareholders’ meetings, having reviewed the Statutory Auditors’ report prepared in accordance with articles L.225-38 and L. 225-40 of the French Code de commerce regarding the agreement entered into between the Company and Mr. Philippe Moons, approves this report as it regards this agreement.

Twelfth Resolution – Determination of attendance fees to be allocated to members of the Board of Directors

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, having reviewed the Board of Directors report and the Nominations and Compensation Committee's report, decides to set at the maximum amount of six hundred thousand euros (€600,000) the amount of attendance fees granted to the Board of Directors for the period beginning at the start of the Company’s 2019 financial year (i.e., January 1, 2019) until the end of the 2019 financial year (i.e., December 31, 2019) as well as for any subsequent financial year until a new decision of the shareholders changes this decision, and leaves it up to the Board of Directors to distribute such amounts.

Thirteenth Resolution - Approval of the fixed, variable and extraordinary components of overall compensation and benefits of all kind that may be paid or granted and paid or granted to Jean-François MOUNEY, President and Chief Executive Officer for the 2018 financial year

Pursuant to articles, L.225-37-2, L.225-100 and L.225-102 of the French Code de commerce, the Shareholders’ Meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, approves, the principles and criteria for determining, allocating and granting of the fixed, variable and extraordinary components of overall compensation and benefits of all kind paid for the preceding financial year or granted for the financial year 2018 to Mr. Jean-François MOUNEY as presented in paragraph 15.1.2 of the 2018 Registration Document including the corporate governance report of the Company as mentioned in article L.225-37-2 of the French Code de commerce attached to the report referred to in articles L. 225-100 and L. 255-102 of the French Code de commerce and paragraph 4(c) of the report of the Board of Directors to the Shareholders’ Meeting.

Fourteenth Resolution – Approval of principles and criteria for determining, allocating and granting of the fixed, variable and extraordinary components of overall compensation and benefits of all kind that may be granted to Jean-François MOUNEY, President and Chief Executive Officer of the Company for the 2019 financial year

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, approves, in accordance with article L. 225-37-2 of the French Code de commerce, the principles and criteria for determining, allocating and granting of the fixed, variable and extraordinary components of overall compensation and benefits of all kind, according to his mandates, that may be granted to Jean-François MOUNEY for the 2019 financial year, as described in Schedule III to the Report of the Board of Directors to the Shareholders’ Meeting, completing the corporate governance report referred to in article L.225-37-2 of the French Code de commerce attached to the report referred to in articles L. 225-100 and L. 255-102 of the French Code de commerce.

Fifteenth Resolution – Powers to carry out formalities

The Shareholders’ Meeting grants full powers to the holder of an original, a copy or an extract of the minutes of this Shareholders’ Meeting, in its ordinary and extraordinary parts, for the purposes of fulfilling all legal formalities.

Preliminary formalities to complete in order to participate in this Shareholders’ Meeting

The shareholders’ meeting is composed of all the shareholders irrespectively of the number of shares they do own.

The shareholders, wishing to participate to the shareholders’ meeting, to be represented or to vote by correspondence, shall justify the ownership of their shares on the second business day preceding the shareholders’ meeting at 0:00 am, Paris time (which will be June, 11 2019, 0:00 am, Paris time) by registration of their shares in their name, in accordance with the conditions set forth in the article R.225-85 French Code de commerce.

Modalities to participate to the shareholders’ meeting

The shareholders would like to physically attend the shareholders’ meeting: for the shareholder who holds shares in registered form:

to arrive on the Shareholders’ Meeting day directly to the counter specifically dedicated to this purpose with an identity card.

request an admittance card:

•	either at BNP Paribas Securities Services, Service Assemblées Générales – CTS Assemblés Générales – Les Grands Moulins de Pantin 9, rue du Débarcadère – 93761 Pantin Cedex,

•	or by requesting online on the secure platform VOTACCESS, via the access by the Planetshares website on the following address: https://planetshares.bnpparibas.com.

The holder of pure registered shares (action inscrites au nominatif pur) will have to connect on the Planetshares website with his usual access codes.

The holder of administered registered shares (actions inscrites au nominatf administré) will have to log on the Planetshares website using his username, which is to be mentioned on the upper right of the hardcopy of his voting form. In case the shareholder is not in possession of his username and/or password, he may contact the numbers 01 57 43 02 30 (from France) or +33 1 57 43 02 30 (from abroad), at his disposal or via the contact form available at Planetshares https://planetshares.bnpparibas.com.

After being logged in, the holder of registered shares shall follow the guidelines on his screen in order to access the VOTACCESS website and request for an admission card.

-	for the shareholder which shares are in the bearer form (actions inscrites au porteur):

request from the financial intermediary, which manages his share account, that an admission card will be sent to him.

If the financial intermediary, which manages his share account, is connected to the website VOTACCESS, the shareholder can also request an admission card by electronic means according to the following terms:

After being identified on the internet portal of this financial intermediary with usual access code, he shall click on the icon, which appears on the line corresponding to the GENFIT shares and follow the guidelines given on his screen in order to access to the VOTACCESS website and ask for an admission card

Shareholders who are not physically present at the shareholders’ meeting and wishing to vote by correspondence or be represented, by giving the power to the President of the shareholders’ meeting or any other person, may:

-	for the shareholder which shares are in registered form:

•	either re-send a unique voting form by correspondence or by power of attorney, which will be addressed with the convocation to the following address: BNP Paribas Securities Services, Service Assemblées Générales – CTS Assemblées Générales – Les Grands Moulins de Pantin 9, rue du Débarcadère – 93761 Pantin Cedex.

The appointments or revocations of the representatives expressed in paper form will be received at least three calendar days before the shareholders’ meeting.

•	either transmit his oral voting instructions, and designate or revoke a representative by the Internet before the shareholders’ meeting, on the VOTACCESS website in the conditions described below:

The holder of share in pure or administered registered form, wishing to vote by Internet, will access to the website VOTACCESS via the website Planetshares, which address is the following: https://planetshares.bnpparibas.com.

The holder of shares in pure registered form shall connect to the website Planetshares by using its usual access codes. The holder of shares in administered registered form shall connect to the website Planetshares by using his ID number on the upper right of his voting paper form. In case the shareholder is not in possession of his username and/or password any more, he can contact the numbers 01 57 43 02 30 (from France) or +33 1 57 43 02 30 (from abroad) at his disposal or proceed via a contact form.

After being logged in, the holder of shares in registered form shall follow the guidelines on his screen in order to access the website VOTACCESS and vote or designate or revoke a representative.

-	for the shareholder which shares are in the bearer form:

request for the unique form of vote by correspondence or by power of attorney from the financial intermediary which manages the securities as from the date of which the general meeting has been convened. Such unique form shall be accompanied by a participation certificate delivered by a financial intermediary and addressed to: BNP Paribas Securities – CTS Assemblées Générales – Les Grands Moulins de Pantin 9, rue du Débarcadaère – 93761 Pantin Cedex.

To be taken into account, the forms of vote by correspondence shall be received by the issuer or the BNP Paribas Securities Services General Meetings department, at the latest, three calendar days (i.e., June 10, 2019) before the closing of the general meeting.

If the financial intermediary is connected to the website VOTACCESS, the shareholder shall identify himself on the internet portal of his account holder establishment with his usual access codes. He should then click on the icon appearing on the corresponding line of his shares and follow the guidelines written on the screen in order to access to the VOTACCESS website and vote or appoint or revoke a representative.

If the account holder establishment of the shareholder is not connected to the website VOTACCESS, in accordance with the provisions of article R.225-79 French Code de commerce the notice of the representative appointment and revocation can also be performed by electronic means, according to the following terms:

-	the shareholder shall send an email to the address: paris.bp2s.france.ctsmandats@bnpparibas.com.

This email shall contain the following information: name of the involved issuer, date of shareholders’ meeting, name, surname, address, banking references of the shareholder and the name, surname and if possible the address of the representative.

-	the shareholder shall request from his financial intermediary which manage his share accounts to send a written confirmation to the service Assemblées Générales of BNP Paribas Securities Services – CTS Assemblées Générales – Les Grands Moulins de Pantin 9, rue du Débarcadère – 93761 Pantin Cedex.

Only the designations or revocations’ notifications of the representatives shall be addressed to the above mentioned electronic address, any other request or notification about another matter will not be taken into account.

In order for the designations or revocations’ notifications of representative mandates expressed by electronic means to be validly taken into account, the confirmations shall be received at the latest the day before the general meeting, at 3:00 pm (Paris time).

The website VOTACCESS will be open from May 27, 2019.

The possibility to vote by internet before the General Meeting will end on the day preceding the general meeting i.e., June 12, 2019, at 3 pm, Paris time.

However, in order to avoid any overcrowding of the VOTACCESS website, it is recommended to shareholders not to wait the day preceding the shareholders’ meeting to vote.

Written questions

In accordance with article R.225-84 of French Code de commerce, each shareholder has the possibility to send to the Board of Directors, which should answer during the meeting, the written questions of his choice.

The questions shall be sent by registered letter with acknowledgement of receipt at the following address GENFIT, Service Financier, Parc Eurasanté, 885 avenue Eugène Avinée, 59120 LOOS or by email to the following address: investors@genfit.com.

This mailing shall be realised at the latest the fourth business day preceding the date of the shareholders’ meeting.

Rights to shareholder information

All the documents and information set forth in article R.225-73-1 of the French Code de commerce shall be available on the issuer’s website: www.genfit.fr, as from the 21st day before the shareholders’ meeting, i.e., May, 23, 2019.

The Board of Directors